San Diego Soccer Development Corporation
                           2123 Garnet Avenue, Suite B
                               San Diego, CA 92109


January 27, 2000


VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Filing Desk

RE:   San Diego Soccer Development Corporation
      Form 10-SB, File Number 000-27487

Ladies and Gentlemen:

On September 29, 1999, San Diego Soccer Development Corporation, a California corporation (the "Company"), filed the above-reference registration statement on Form 10-SB. Amendment No. 1 was filed on October 22, 1999. This filing has not yet become effective.

Due to the extent of the comments issued by the Securities and Exchange Commission concerning deficiencies in the registration statement and changes in the Company's business, the Company does not believe a registration statement is in the best interests of its investors at this time and hereby withdraws its Form 10-SB.

Sincerely,


SAN DIEGO SOCCER DEVELOPMENT CORPORATION

/s/ Yan K. Skwara
-----------------

Yan K. Skwara
President